Exhibit 99.2

APPENDIX 1

Information on board members for election

According to the Company's articles of association, the board of directors shall consist of 3 to 7 members elected by the general meeting to hold office until the next annual general meeting. Re-election may take place. Board members may be nominated by shareholders or the board of directors.

Information about the proposed candidates

The information on the following pages describes the competencies and directorships with other Danish and foreign listed and unlisted companies and organizations as disclosed by the board member candidates.

Marianne Søgaard

Chairperson

Marianne Søgaard (born 1968, Danish nationality) has been a member of the board of directors of the Company since 2020 and is the chairperson of the board of directors.

Marianne Søgaard joined the Company in 2018 as an executive and legal advisor and in November 2020 she was elected and became the chairperson of the board of directors. In 2006, Marianne Søgaard joined Kammeradvokaten/Law Firm Poul Schmith where she worked for more than 20 years as a lawyer, primarily working with technology and processes to acquire technology solutions. For more than 17 years, Ms. Søgaard was a partner at Kammeradvokaten/Law Firm Poul Schmith and from January 2014 – March 2017 she served on the board of directors of the law firm.

Marianne Søgaard received her Master of Law degree from Aarhus University in 1993.

Current directorships in other companies:

-	Garbanzo ApS

-	How to Robot ApS

-	Homemate ApS

-	Altapay A/S

Roberto Prego Pineda

Board member

Roberto Prego Pineda (born 1970, Venezuela and USA nationality) has been a member of the board of directors of the Company since 2018.

Roberto Prego Pineda has over 20 years of pharmaceutical experience. Roberto Prego Pineda was with Teva Venezuela as its General Manager from 1998 to 2012 and as head of the Latin American Region for Teva from 2012 to 2015. Since 2015, Roberto Prego Pineda has served as the General Manager of Viax Dental Technologies, a research and development venture firm in the dental field.

Roberto Prego Pineda has a B.S. in Economics from Universidad Católica Andrés Bello in Caracas, Venezuela and an M.B.A. from Fuqua School of Business at Duke University.

Roberto Prego Pineda currently does not have any directorships in other companies.

Steven J. Projan

Board member

Steven J. Projan (born 1952, USA nationality) has been a member of the board of directors of the Company since 2018.

From 2010 until he retired in April 2018, Steven J. Projan was a Sr V.P. R&D and Head of Infectious Disease & Vaccines at Medimmune. From 2008 until 2010, he served as V.P., Global and Head of Infectious Disease at Novartis. Steven J. Projan was at Wyeth-Ayerst Research in various positions since 1993, with the most recent position from 2008 until 2010 being V.P. and Head of Biological Technologies. Steven J. Projan is an expert in infectious diseases, having worked many years with both basic and applied research. He successfully led four programs resulting in the approval of novel anti-infective drugs as well as other drugs in various stages of development, and produced more than 110 peer-reviewed publications.

Steven J. Projan received his S.B. in Life Sciences (Nutrition & Food Sciences) from Massachusetts Institute of Technology, and his M.A., M. Phil. and Ph.D. from Columbia University.

Steven J. Projan currently does not have any directorships in other companies.

Lars Holtug

Board member

Lars Holtug (born 1958, Danish nationality) has not previously been a member of the board of directors of the Company.

Lars Holtug was until 2015 partner in PwC and has significant experience in auditing large corporations as ultimate PwC responsible.

Lars Holtug has significant experience in benchmarking of board and executive management remuneration, including advising on incentive schemes (design, due diligence, employment law, tax, accounting, valuation, etc). Experience also inlcudes mergers & acquisitions, flotations (including US), privatizations, financial restructurings and world class financial organizing.

Lars Holtug has been involved in strategic planning through leadership positions in PwC Denmark, including as chairman from 2005 to 2009.

Current directorships in other companies:

-	Gaming Investment A/S (including subsidiaries) (chairman)

-	MTI Caretag Invest ApS.

-	Ascendis Pharma A/S (quoted Nasdaq US), including Chairman Audit committee and member Remuneration and Compliance committee. Board member

-	Domus Insurance/Frida Forsikringsagentur, including Audit Committee Chair.

-	Adform A/S 2017 – 2019

-	LH2022 ApS

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